Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month and Six Month Periods Ended June 30, 2011

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income
For the period ended June 30

		Three months		Six months
(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010	2011	2010
Revenue	5	200,420	205,329	403,200	404,566
Operating expenses		(45,726)	(50,179)	(92,470)	(103,367)
		154,694	155,150	310,730	301,199
Depreciation		(48,797)	(50,180)	(98,183)	(100,216)
Amortization		(10,261)	(11,292)	(20,502)	(22,470)
Other operating gains (losses)		2	1	(746)	(27)
Operating income		95,638	93,679	191,299	178,486
Interest expense		(54,812)	(64,594)	(112,545)	(131,182)
Interest and other income		472	316	1,164	1,428
(Loss) gain on changes in fair value of financial instruments		(29,049)	53,224	(14,575)	11,850
Gain (loss) on foreign exchange		13,400	(147,898)	91,751	(34,516)
Income (loss) before tax		25,649	(65,273)	157,094	26,066
Tax (expense) benefit	6	(3,884)	2,233	(20,404)	(9,230)
Net income (loss)		21,765	(63,040)	136,690	16,836

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income
For the period ended June 30

		Three months		Six months
(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010	2011	2010
Net income (loss)		21,765	(63,040)	136,690	16,836
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax		3,320	2,450	1,237	(114)
Other comprehensive income (loss)		3,320	2,450	1,237	(114)
Total comprehensive income (loss)		25,085	(60,590)	137,927	16,722

Telesat Holdings Inc.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings (deficit)	Equity-settled employee benefits reserve	Foreign currency translation reserve	Actuarial gains (losses) on defined benefit plans reserve	Total reserves	Total shareholders’ equity
Balance at January 1, 2010		756,414	541,764	1,298,178	(60,275)	19,906	—	—	19,906	1,257,809
Net income for the period					16,836					16,836
Dividends declared on preferred shares					(20)					(20)
Other comprehensive loss, net of tax of $nil							(114)		(114)	(114)
Share based payments						2,334			2,334	2,334
Balance at June 30, 2010		756,414	541,764	1,298,178	(43,459)	22,240	(114)	—	22,126	1,276,845
Balance at July 1, 2010		756,414	541,764	1,298,178	(43,459)	22,240	(114)	—	22,126	1,276,845
Net income for the period					211,664					211,664
Dividends declared on preferred shares					(10)					(10)
Other comprehensive (loss), net of tax of $3,195							(1,578)	(9,450)	(11,028)	(11,028)
Share based payments						2,333			2,333	2,333
Balance at December 31, 2010		756,414	541,764	1,298,178	168,195	24,573	(1,692)	(9,450)	13,431	1,479,804
Balance at January 1, 2011		756,414	541,764	1,298,178	168,195	24,573	(1,692)	(9,450)	13,431	1,479,804
Net income for the period					136,690					136,690
Other comprehensive income, net of tax of $nil							1,237		1,237	1,237
Share based payments						1,327			1,327	1,327
Balance at June 30, 2011		756,414	541,764	1,298,178	304,885	25,900	(455)	(9,450)	15,995	1,619,058

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	June 30, 2011	December 31, 2010
Assets
Cash and cash equivalents		142,424	220,295
Trade and other receivables		44,902	44,109
Other current financial assets	9	6,764	6,944
Prepaid expenses and other current assets		28,942	21,493
Total current assets		223,032	292,841
Satellites, property and other equipment	5, 7	2,121,723	1,971,905
Other long-term financial assets	9	95,651	78,631
Other long-term assets		8,246	12,027
Deferred tax assets	6	51,244	67,347
Intangible assets	5	935,431	945,648
Goodwill		2,446,603	2,446,603
Total assets		5,881,930	5,815,002
Liabilities
Trade and other payables		50,663	49,974
Other current financial liabilities	9	53,023	61,358
Other current liabilities		66,545	62,645
Current indebtedness	8	125,782	96,848
Total current liabilities		296,013	270,825
Long-term indebtedness	8	2,633,716	2,771,802
Deferred tax liabilities	6	483,828	480,922
Other long-term financial liabilities	9	343,896	308,353
Other long-term liabilities		363,984	361,861
Senior preferred shares		141,435	141,435
Total liabilities		4,262,872	4,335,198
Shareholders’ Equity
Share capital		1,298,178	1,298,178
Accumulated earnings		304,885	168,195
Reserves		15,995	13,431
Total shareholders’ equity		1,619,058	1,479,804
Total liabilities and shareholders’ equity		5,881,930	5,815,002

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010
Cash flows from operating activities
Net income		136,690	16,836
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation		118,685	122,686
Deferred tax expense		18,806	7,245
Unrealized foreign exchange (gain) loss		(102,203)	30,932
Unrealized loss (gain) on derivatives	9	22,999	(10,135)
Dividends on senior preferred shares		4,931	6,927
Share-based compensation		1,327	2,334
Loss on disposal of assets		746	27
Other		(15,211)	(12,773)
Customer prepayments on future satellite services		19,406	13,056
Insurance proceeds		5,943	—
Operating assets and liabilities	11	(13,392)	(23,524)
Net cash generated by operating activities		198,727	153,611
Cash flows used in investing activities
Satellite programs		(231,636)	(96,345)
Purchase of other property and equipment		(9,285)	(3,731)
Purchase of intangible assets		(12,618)	—
Proceeds from sale of assets		104	5,976
Net cash used in investing activities		(253,435)	(94,100)
Cash flows from financing activities
Repayment of indebtedness	8	(19,240)	(14,983)
Dividends paid on preferred shares		—	(20)
Satellite performance incentive payments		(2,956)	(2,868)
Net cash used in financing activities		(22,196)	(17,871)
Effect of changes in exchange rates on cash and cash equivalents		(967)	332
(Decrease) increase in cash and cash equivalents		(77,871)	41,972
Cash and cash equivalents, beginning of period		220,295	154,189
Cash and cash equivalents, end of period	11	142,424	196,161
Supplemental disclosure of cash flow information
Interest received		662	431
Interest paid		115,719	143,993
Income taxes paid		1,444	1,627

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. At June 30, 2011, the Company provided satellite services to customers from its fleet of 12 in-orbit satellites. The Telstar 14R/Estrela do Sul 2 satellite was launched in May 2011, and the Company began transitioning customers in early July 2011. The Company also has two satellites under construction: Nimiq 6, which it anticipates will be launched in the first half of 2012, and Anik G1, which it anticipates will be launched in the second half of 2012. In addition, in early April 2011, the Company completed its acquisition of Loral’s rights to the Canadian payload on the ViaSat 1 satellite which it anticipates will be launched later in 2011. Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world.

On October 31, 2007, Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. (“BCE”). Loral and PSP Investments indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33  1/3% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 66  2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors. The remaining voting interest of 36  2/3% for the election of directors is held by shareholders of the Company’s director voting preferred shares.

These unaudited condensed consolidated interim financial statements (“Financial Statements”) were approved by the Company’s Audit Committee and authorized for issue on August 2, 2011.

2. BASIS OF PRESENTATION

Statement of Compliance

The Company adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date on which IFRS was applied was January 1, 2010. These Financial Statements represent the second interim financial statements of Telesat Holdings Inc. and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These Financial Statements should be read in conjunction with the Company’s first interim Financial Statements under IFRS as at and for the three months ended March 31, 2011. The results of operations for the three and six months ended June 30, 2011 and 2010 are not necessarily indicative of the results that may be expected for a full fiscal year.

Transition to International Financial Reporting Standards (“IFRS”)

The Company’s Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. In preparing these Financial Statements, the Company has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS.

The Company’s Financial Statements as at and for the three month ended March 31, 2011 contain reconciliations and descriptions of the impact of the transition from Canadian GAAP to IFRS on equity, income and comprehensive income as at March 31, 2010 and December 31, 2010. Those Financial Statements also disclose the January 1, 2010 reconciliation of shareholders’ equity. In addition note 5 discloses the reconciliation for the consolidated income statement and consolidated statement of comprehensive income for the three month period ended March 31, 2010 and a line by line reconciliation of the consolidated balance sheets as at January 1, 2010 and December 31, 2010.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

2. BASIS OF PRESENTATION  – (continued)

Note 4 of these Financial Statements as at and for the six months ended June 30, 2011 contains a reconciliation of the impact of the transition from Canadian GAAP to IFRS on equity as at June 30, 2010 and a reconciliation of income and comprehensive income for the six and three month periods ended June 30, 2010.

Basis of Consolidation

These Financial Statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

3. SIGNIFICANT ACCOUNTING POLICIES

Telesat has prepared these Financial Statements in accordance with IFRS applicable to interim financial reporting using the same basis of presentation and significant accounting policies as disclosed in notes 2 and 3 of the March 31, 2011 condensed consolidated interim financial statements, included in the Company’s Form 6-K filed with the SEC on May 5, 2011.

Future Changes in Accounting Policies

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Related party disclosures

On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011.

Consolidations, Joint Ventures and Disclosures

On May 12, 2011 the IASB issued its improvements of the accounting requirement for off balance sheet activities and joint arrangements by issuing IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”) and IFRS 12, Disclosure of Interest in Other Entities (“IFRS 12”). IFRS 11 replaces IAS 31, Interest in Joint Ventures and SIC 13, Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 10 includes a new definition of control to determine whether an entity should be included within the consolidated financial statements. IFRS 11 describes the accounting for joint arrangements and IFRS 12 includes disclosure requirements for subsidiaries, joint arrangement, associates and

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

structured entities. The revised standards are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted so long as all the standards are also early applied. The Company does not expect any impact but is still evaluating the revised standards.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

4. TRANSITION TO IFRS

The Company adopted IFRS with a transition date of January 1, 2010 (the “opening balance sheet”). These Financial Statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations issued and effective or issued and early adopted as at the timing of preparing these Financial Statements. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2011, including those that can be early adopted, were not known with certainty at the time of preparing these Financial Statements. The Company’s Financial Statements for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS and these Financial Statements were prepared as described in note 2 of the Company’s interim consolidated financial statements as at and for the three month ended March 31, 2011, including the application of IFRS 1. IFRS 1 provides for certain mandatory exceptions and provides for certain elective exemptions for first time adopters.

The initial elections upon adoption of IFRS are described in note 2 of the Company’s condensed consolidated interim financial statements as at and for the three month ended March 31, 2011.

(a) Reconciliation of Canadian GAAP to IFRS

The Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011 contains reconciliations and descriptions of the impact of the transition from Canadian GAAP to IFRS on equity, income and comprehensive income as at March 31, 2010 and December 31, 2010. The statements also have the January 1, 2010 reconciliation of shareholders’ equity. In addition the note discloses the reconciliation for the consolidated income statement and consolidated statement of comprehensive income for the three month period ended March 31, 2010 and a line by line reconciliation of the consolidated balance sheets as at January 1, 2010 and December 31, 2010. The first time adoption of IFRS did not have a material impact on total operating, investing or financing cash flows for the six months ended June 30, 2010.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

4. TRANSITION TO IFRS  – (continued)

The following represents the reconciliations from Canadian GAAP to IFRS for shareholders’ equity as at June 30, 2010 and a reconciliation of income and comprehensive income for the three and six month periods ended June 30, 2010.

Reconciliation of Shareholders’ Equity

As at	June 30, 2010
Shareholders’ equity under Canadian GAAP(a)	915,952
Differences increasing (decreasing) reported shareholders’ equity(b):
1. Impairments – Recoverability testing	(5,532)
2. Impairment – Reversals	365,267
3. Employee benefits	(10,569)
4. Foreign currency translation	3,923
5. Share based compensation	—
6. Leases	7,804
Total shareholder’s equity under IFRS	1,276,845

(a)	The June 30, 2010 Shareholders’ equity as originally reported under Canadian GAAP was increased by $16,326. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.
(b)	Differences increasing (decreasing) reported shareholders’ equity are disclosed net of tax.

Reconciliation of Net Income

	For the three months ended June 30, 2010	For the six months ended June 30, 2010
Net income (loss) under Canadian GAAP(a)	(63,033)	16,293
Differences increasing (decreasing) reported net income:
1. Impairments – Recoverability testing	260	520
2. Impairment – Reversals	—	—
3. Employee benefits	(48)	(96)
4. Foreign currency translation	(7)	(14)
5. Share based compensation	226	469
6. Leases	30	73
7. Income taxes	(468)	(409)
Total net income (loss) under IFRS	(63,040)	16,836

(a)	The six and three months ended June 30, 2010 net income as originally reported under Canadian GAAP was increased by $9,295 and $8,495, respectively. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

4. TRANSITION TO IFRS  – (continued)

Reconciliation of Comprehensive Income

	For the three months ended June 30, 2010	For the six months ended June 30, 2010
Comprehensive income under Canadian GAAP(a)	(62,868)	15,874
Differences increasing (decreasing) reported comprehensive income:
Differences in net income	(7)	543
Foreign currency translation adjustment	2,285	305
Comprehensive income under IFRS	(60,590)	16,722

(a)	The six and three months ended June 30, 2010 net income as originally reported under Canadian GAAP was increased by $9,295 and $8,495, respectively. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

(b) Changes in accounting policies from Canadian GAAP to IFRS

In addition to the mandatory exceptions and elective exemptions for retrospective application of IFRS, the following narratives explain the significant differences, as identified in the tables above, between previously adopted Canadian GAAP accounting policies and the current IFRS accounting policies adopted by the Company.

(1) Impairment — Recoverability testing

An impairment test, under Canadian GAAP, is a two step process whereby the first test is performed by comparing the undiscounted cash flows expected to be generated from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is determined as the excess of the asset’s carrying amount over its fair value. Fair value is calculated as the present value of expected cash flows derived from the asset.

The impairment test under IAS 36, Impairment of Assets, is a one step process whereby impairment is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and its value in use. Value in use is defined as the present value of the future cash flows expected to be derived from the asset. As a result of the differences in measurement, the Company recognized an additional impairment under IFRS, on the transition date, as the carrying amount of a certain satellite was in excess of its value in use. This adjustment to net income represents the reversal of depreciation as a result of the lower carrying amount of the satellite under IFRS.

(2) Impairment — Reversals

Impairment losses cannot be reversed under Canadian GAAP.

IFRS requires impairment losses other than those related to goodwill, to be reversed if certain criteria are met in accordance with IAS 36, Impairment of Assets. As a result, the Company reversed an impairment relating to its orbital slot intangible assets at the transition date. The reversal of the impairment was mainly the result of the variations in the discount rate applied.

(3) Employee benefits — actuarial gains and losses

Under Canadian GAAP actuarial gains and losses arising from the calculation of the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a corridor approach. The corridor was 10% of the

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

4. TRANSITION TO IFRS  – (continued)

greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year. The excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average remaining service period of active participants. Actuarial gains and losses below the 10% corridor are deferred.

Under IFRS, the Company elected to recognize all actuarial gains and losses immediately in other comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses are not amortized to the income statement but instead recorded directly to other comprehensive income at the end of each period.

(4) Foreign currency translation

Under Canadian GAAP, foreign currency translation of subsidiaries depends on the criteria provided in determining self-sustaining foreign operations and integrated foreign operations.

IFRS requires each entity in a consolidated group to determine its functional currency in isolation in accordance with primary and secondary indications. As a result of this difference, certain subsidiaries that were previously accounted for as integrated foreign operations under Canadian GAAP were revised to have their functional currency as a foreign currency.

(5) Share-based compensation

The Company has equity-settled share-based compensation transactions with certain key employees. The vesting conditions embedded in these compensation plans are time and performance based. Under Canadian GAAP, the total fair value of these graded vested awards is recognized on a straight line basis throughout the vesting period.

Under IFRS, each tranche of the option grant is considered a separate grant and fair value is determined for each tranche of the option grant.

(6) Leases

As a result of the application of IFRIC 4, management determined that certain agreements were incorrectly accounted for as leases under Canadian GAAP. These immaterial errors were corrected as part of the IFRS transition as permitted under IFRS 1 with prior periods adjusted in these financial statements and the agreements are now accounted for as service agreements under IFRIC 4.

(7) Income taxes

Differences for income taxes represent the effect of recording, where applicable, the deferred tax impact of other differences between Canadian GAAP and IFRS.

(c) Presentation and reclassification differences

For presentation and reclassification differences between IFRS and Canadian GAAP, please refer to note 5 of the unaudited condensed interim financial statements for the three month period ended March 31, 2011.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenues from the following services:

—	Broadcast — distribution or collection of video and audio signals in the North American and International markets which include delivery of television programming, occasional use services, bundled, value-added services such as digital encoding, satellite capacity, uplinking and downlinking services and radio services.
—	Enterprise — provision of satellite capacity and ground network services for voice, data, and image transmission and internet services around the world.
—	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and R&D.

Revenues derived from the above service lines were as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Broadcast	110,837	116,228	224,047	228,793
Enterprise	81,730	81,412	162,261	161,651
Consulting and Other	7,853	7,689	16,892	14,122
Total revenues	200,420	205,329	403,200	404,566

Geographic Information

Revenue by geographic region was based on the point of origin of the revenues (destination of the billing invoice), allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Canada	106,099	104,156	211,566	209,110
United States	59,982	66,726	122,215	128,232
Europe, Middle East & Africa	17,525	19,343	36,374	37,891
Asia & Australia	5,140	3,771	9,556	7,303
Latin America & Caribbean	11,674	11,333	23,489	22,030
Total revenues	200,420	205,329	403,200	404,566

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, have been classified based on ownership. Satellites, property and other equipment by geographic region are allocated as follows:

Satellites, property and other equipment	June 30, 2011	December 31, 2010
Canada	1,819,816	1,644,049
United States	295,048	320,724
All others	6,859	7,132
Total satellites, property and other equipment	2,121,723	1,971,905

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Intangible Assets	June 30, 2011	December 31, 2010
Canada	888,605	909,845
United States	31,663	33,094
All others	15,163	2,709
Total intangible assets	935,431	945,648

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the period ended June 30, 2011, there were three significant customers each representing more than 10% of consolidated revenue (June 30, 2010 — three customers).

6. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Current tax expense	1,237	845	1,598	1,985
Deferred tax expense (benefit)	2,647	(3,078)	18,806	7,245
Tax expense (benefit)	3,884	(2,233)	20,404	9,230

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Income (loss) before tax	25,649	(65,273)	157,094	26,066
Multiplied by the statutory income tax rate of 28.11% (2010 – 30.52%)	7,210	(19,921)	44,159	7,955
Income tax recorded at rates different from the Canadian tax rate	(1,280)	370	(1,705)	799
Permanent differences	1,227	8,957	(12,991)	2,298
Origination and reversal of temporary differences	(4,260)	9,763	(10,829)	(131)
Adjustments related to prior years	—	(513)	—	(513)
Other	987	(889)	1,770	(1,178)
Total tax (benefit) expense in the income statement	3,884	(2,233)	20,404	9,230
Effective income tax rate	15.14%	3.42%	12.99%	35.41%

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

6. INCOME TAXES  – (continued)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

Deferred tax assets	June 30, 2011	December 31, 2010
Financing charges	5,495	5,495
Reserves	3,686	3,688
Deferred revenue	3,253	2,063
Loss carry forwards	37,071	53,344
Other	1,739	2,757
Total deferred tax assets	51,244	67,347

Deferred tax (liabilities)	June 30, 2011	December 31, 2010
Capital assets	(233,679)	(228,345)
Intangibles	(236,082)	(238,283)
Finance charges	(9,226)	(8,933)
Reserves	(4,841)	(5,361)
Total deferred tax (liabilities)	(483,828)	(480,922)

7. SATELLITES, PROPERTY AND OTHER EQUIPMENT

Following the launch of the Telstar 14R/Estrela do Sul 2 satellite, the satellite’s north solar array failed to fully deploy. The north solar array anomaly diminishes the amount of power available for the satellite’s transponders and reduces the life expectancy of the satellite. As a result, during the second quarter of 2011, the Company carried out an impairment test based on the present value of the future cash flows expected to be generated by Telstar 14R/Estrela do Sul 2. The significant assumptions included a pre-tax discount rate of 10%, a reduced estimated life expectancy as compared to the satellite’s design life of 15 years and fewer available transponders. Based on preliminary information and management’s best estimates and assumptions, there was no impairment in Telstar 14R/Estrela do Sul 2 and as a result no adjustment to the carrying value of the asset was required during the second quarter.

The impairment test performed for Telstar 14R/Estrela do Sul 2 was based on preliminary information as a result of the satellites’ minimal experience in-orbit. The Company expects to obtain additional information once the satellite has been in service for a longer period of time. Additional information, including data on fuel consumption, could have a significant impact on the life expectancy of the satellite, or the amount of power available for the satellite’s transponders, all of which could trigger additional impairment tests which could result in future impairment losses.

For the six months ended June 30, 2011, the Company had satellite, property and other equipment additions of $249 million. Substantially all of the asset additions pertained to the Company’s satellite programs which included Telstar 14R/Estrela do Sul 2, Nimiq 6, Anik G1, and the Canadian payload on the ViaSat-1 satellite.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

8. INDEBTEDNESS

	June 30, 2011	December 31, 2010
Senior secured credit facilities:
The Canadian term loan facility	160,000	170,000
The U.S. term loan facility (June 30, 2011 – USD $1,693,575, December 31, 2010 – USD $1,702,350)	1,631,590	1,698,945
The U.S. term loan II facility (June 30, 2011 – USD $145,475, December 31, 2010 – USD $146,225)	140,151	145,933
Senior Notes (USD $692,825)	667,468	691,439
Senior Subordinated Notes (USD $217,175)	209,227	216,741
	2,808,436	2,923,058
Less: deferred financing costs and prepayment options	(48,938)	(54,408)
	2,759,498	2,868,650
Less: current portion (net of deferred financing costs)	(125,782)	(96,848)
Long-term portion	2,633,716	2,771,802

9. FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded in the balance sheet were as follows:

June 30, 2011	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	142,424	—	—	142,424	142,424
Trade and other receivables	44,902	—	—	44,902	44,902
Other financial assets – current	6,764	—	—	6,764	6,764
Other financial assets – long-term	6,125	89,526	—	95,651	95,651
Trade and other payables	—	—	(50,663)	(50,663)	(50,663)
Other financial liabilities – current	—	(9,041)	(43,982)	(53,023)	(55,125)
Other financial liabilities – long-term	—	(263,288)	(80,608)	(343,896)	(339,707)
Indebtedness (excluding deferred financing costs)	—	—	(2,815,135)	(2,815,135)	(2,889,729)
Senior preferred shares	—	—	(141,435)	(141,435)	(154,782)
Total	200,215	(182,803)	(3,131,823)	(3,114,411)	(3,200,265)

December 31, 2010	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	220,295	—	—	220,295	220,295
Trade and other receivables	44,109	—	—	44,109	44,109
Other financial assets – current	6,944	—	—	6,944	6,944
Other financial assets – long-term	6,226	72,405	—	78,631	78,631
Trade and other payables	—	—	(49,974)	(49,974)	(49,974)
Other financial liabilities – current	—	(20,475)	(40,883)	(61,358)	(61,288)
Other financial liabilities – long-term	—	(223,979)	(84,374)	(308,353)	(306,180)
Indebtedness (excluding deferred financing costs)	—	—	(2,930,248)	(2,930,248)	(3,067,412)
Senior preferred shares	—	—	(141,435)	(141,435)	(153,978)
Total	277,574	(172,049)	(3,246,914)	(3,141,389)	(3,288,853)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices in active markets for identical assets or liabilities.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expense that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $4.0 million (December 31, 2010 — $91.9 million) of short-term investments classified as Level 2 in the fair value hierarchy. The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

Fair value of derivative financial instruments

The current and long term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

June 30, 2011	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	—	(226,580)	(226,580)	Level 2
Interest rate swaps		(6,793)	(36,708)	(43,501)	Level 2
Forward foreign exchange contracts	—	(2,248)	—	(2,248)	Level 2
Prepayment option embedded derivatives	89,526	—	—	89,526	Level 2
	89,526	(9,041)	(263,288)	(182,803)

December 31, 2010	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	—	(192,456)	(192,456)	Level 2
Interest rate swaps	—	(17,904)	(31,523)	(49,427)	Level 2
Forward foreign exchange contracts	—	(2,571)	—	(2,571)	Level 2
Prepayment option embedded derivatives	72,405	—	—	72,405	Level 2
	72,405	(20,475)	(223,979)	(172,049)

Reconciliation of fair value of derivative assets and liabilities

Opening fair value, January 1, 2010	(169,372)
Unrealized losses on derivatives	(13,955)
Realized gains on derivatives:
Cross currency basis swap	1,183
Interest rate swaps	—
Forward foreign exchange contracts	1,604
Impact of foreign exchange	8,491
Fair value, December 31, 2010	(172,049)
Unrealized losses on derivatives	(22,999)
Realized gains on derivatives:
Cross currency basis swap	1,016
Interest rate swaps	—
Forward foreign exchange contracts	7,408
Impact of foreign exchange	3,821
Fair value, June 30, 2011	(182,803)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of June 30, 2011.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At June 30, 2011, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $290 million (December 31, 2010 — $350 million) as listed above. Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

It is expected that the counterparties to our financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers. At June 30, 2011, North American and International customers made up 37% and 63% of the outstanding trade receivable balance, respectively (December 31, 2010 — 38% and 62%).

Foreign Exchange Risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. At June 30, 2011, approximately $2,648 million of the $2,808 million total debt financing (before netting of deferred financing costs and prepayment options) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At June 30, 2011, the Company had a cross currency basis swap of $1,181 million (December 31, 2010 — $1,187 million) which requires the Company to pay Canadian dollars to receive U.S. $1,017 million (December 31, 2010 — U.S. $1,022 million). At June 30, 2011, the fair value of this derivative contract was a liability of $226.6 million (December 31, 2010 — liability of $192.5 million). The non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.

Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At June 30, 2011, the Company had two outstanding foreign exchange contracts which will require the Company to pay $45.7 million Canadian dollars (December 31, 2010 — $188.3 million) to receive U.S. $45.0 million (December 31, 2010 — U.S. $185.0 million) for future capital expenditures and interest payments. At June 30, 2011, the fair value of the derivative contracts was a

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

liability of $2.2 million (December 31, 2010 — liability of $2.6 million). Any non-cash gain or loss will remain unrealized until the contracts are settled. These forward contracts mature between July 29, 2011 and October 31, 2011.

The Company’s main currency exposures as at June 30, 2011 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness.

As at June 30, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $147 million and increased (decreased) other comprehensive income by $1 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing. At June 30, 2011, the Company had a series of five interest rate swaps to fix interest on U.S. $500 million of U.S. dollar denominated debt and $930 million of Canadian dollar denominated debt at average fixed rates ranging from 3.28% to 3.99%. As of June 30, 2011, the fair value of these derivative contracts was a liability of $43.5 million (December 31, 2010 — liability of $49.4 million). These contracts mature on various dates between October 31, 2011 and October 31, 2014.

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of approximately $0.5 million and $0.9 million for the three and six months ended June 30, 2011.

Liquidity Risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at June 30, 2011:

In millions of Canadian dollars	Carrying amount	Contractual cash flows (undiscounted)	2011	2012	2013	2014	2015	After 2015
Trade and other payables	50,663	50,663	50,663	—	—	—	—	—
Customer and other deposits	4,129	4,129	1,348	1,422	564	763	32	—
Deferred satellites performance incentive payments	65,295	91,718	11,859	7,723	7,653	7,652	7,653	49,178
Dividends payable on senior preferred shares	7,006	7,006	7,006	—	—	—	—	—
Promissory note payable to Loral	18,414	18,414	—	18,414	—	—	—	—
Tax indemnification payable to Loral	6,708	6,708	—	6,708	—	—	—	—
Other financial liabilities	3,290	3,290	3,290	—	—	—	—	—
Long-term Indebtedness	2,828,183	3,521,042	190,198	256,377	174,117	1,871,775	767,042	261,533
Forward foreign exchange contacts	2,248	2,248	2,248	—	—	—	—	—
Interest rate swaps	43,501	68,504	16,307	18,458	18,408	15,331	—	—
Cross currency basis swap	226,580	101,925	15,539	30,696	30,319	25,371	—	—
	3,256,017	3,875,647	298,458	339,798	231,061	1,920,892	774,727	310,711

The carrying value of the deferred satellites performance incentive payments includes $2.8 million interest payable. The carrying value of the long-term indebtedness includes $19.7 million of interest payable and excludes $55.6 million of financing costs and $6.7 million of prepayment options.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

Assets pledged as security

The senior secured credit facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries.

10. EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expense included in operating expenses consisted of the following elements:

	Defined benefit pension plans		Other post-employment benefit plans
Three months ended June 30,	2011	2010	2011	2010
Current service cost	961	657	75	58
Interest cost	2,422	2,417	291	312
Expected return on plan assets	(2,677)	(2,558)	—	—
Net defined benefit plan expense	706	516	366	370

	Defined benefit pension plans		Other post-employment benefit plans
Six months ended June 30,	2011	2010	2011	2010
Current service cost	1,922	1,315	150	116
Interest cost	4,844	4,833	585	626
Expected return on plan assets	(5,354)	(5,116)	—	—
Net defined benefit plan expense	1,412	1,032	735	742

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

11. SUPPLEMENTAL CASH FLOW INFORMATION

At June 30,	2011	2010
Cash and cash equivalents is comprised of:
Cash	138,430	135,583
Short term investments, original maturity three months or less	3,994	60,578
	142,424	196,161

	Six months ended June 30
	2011	2010
Changes in operating assets and liabilities are comprised of:
Trade and other receivables	1,285	20,106
Financial assets	(78)	3,202
Other assets	(7,851)	(9,504)
Trade and other payables	(8,438)	(3,267)
Financial liabilities	(524)	(18,986)
Other liabilities	2,214	(15,075)
	(13,392)	(23,524)

	Six months ended June 30
	2011	2010
Non-cash investing and financing activities are comprised of:
Purchase of satellite, property and equipment	33,259	35,865

12. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2011	2012	2013	2014	2015	Thereafter	Total
Operating commitments	15,080	25,353	23,178	18,795	12,228	40,873	135,507
Capital commitments	85,947	155,388	15	38	62	3,454	244,904
Total off balance sheet commitments	101,027	180,741	23,193	18,833	12,290	44,327	380,411

Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. The expiry terms range from July 2011 to January 2043.

Telesat has entered into contracts for the construction and launch of Telstar 14R/Estrela do Sul 2 (launched in May 2011), Nimiq 6 (targeted for launch in 2012), Anik G1 (targeted for launch in 2012), and ViaSat-1 (targeted for launch later in 2011). The total outstanding commitments at June 30, 2011 are in U.S. dollars.

Telesat has agreements with various customers for prepaid revenues on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $387.1 million (December 31, 2010 — $377.1 million), refundable under certain circumstances, are reflected in other financial liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

12. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. Telesat Canada continues to seek recovery of approximately US $6 million, as noted below.

In November 2006, Telesat Canada commenced arbitration proceedings against Boeing. A portion of its claim was in respect of the subrogated rights of its insurers. Telesat Canada is alleging in this proceeding that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. The arbitration tribunal has been constituted and Telesat Canada has filed its Statement of Claim and is currently seeking approximately $260 million plus costs and post-award interest. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount. This amount is alleged to be as much as approximately U.S. $182 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately U.S. $5.5 million. Telesat Canada and Boeing are now engaged in exchanging further documentary evidence. The hearing currently is scheduled to commence in April 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Telesat Canada filed a claim with its insurers on December 19, 2002 for Anik F1 as a constructive total loss under its insurance policies for losses suffered as a result of the power loss on the satellite. In March 2004, Telesat reached a settlement agreement with its insurers pursuant to which the insurers made an initial payment in 2004 of U.S. $136.2 million, with potential additional payments to be made according to the amount of degradation of the power on Anik F1 through 2007. In December 2005, a number of insurers elected to pay a discounted amount, equal to U.S. $26.2 million, of the proceeds potentially due in 2007. In October 2007, Telesat submitted final claims to its insurers for approximately U.S. $20 million as a result of the continued power degradation. In January 2008, those insurers disputed Telesat’s determination of the available power, contending that the final payment should be approximately U.S. $2.7 million. During 2008, one insurer paid Telesat approximately U.S. $2.0 million in full settlement of its share of Telesat’s claim. Telesat advised the insurers of its intention to proceed with arbitration of the dispute, and on July 30, 2009, Telesat served its Claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009. In January 2011, Telesat reached a compromise settlement with three insurance underwriters. In June 2011, Telesat reached a settlement with two additional insurance

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

12. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

underwriters. As a result, the amount in dispute now totals approximately U.S. $6 million. The remaining parties are engaged in production of documents and exchange of witness statements. The hearing currently is scheduled to commence in September 2011. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claim.

13. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens. Red Isle is wholly owned by the Public Sector Pension Investment Board (“PSP Investments”), a Canadian Crown corporation. Loral Holdings is a wholly owned subsidiary of Loral Space & Communications Inc. (“Loral”), a United States publically listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, Space Systems/Loral (“SSL”), a satellite manufacturer and a wholly owned subsidiary of Loral, XTAR LLC (“XTAR”), a satellite operator and affiliate of Loral, and Loral Canadian Gateway Corporation (“LCGC”), a wholly owned subsidiary of Loral.

On April 11, 2011, Telesat acquired from Loral and LCGC all of its rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, which is being manufactured by SSL, and all related agreements. On closing of the transaction, Telesat paid Loral US$13 million for the assumption of Loral’s 15-year revenue contract with Xplornet for ViaSat-1. In addition Telesat reimbursed Loral and LCGC approximately US$48.2 million of net costs incurred through completion of the sale.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

13. RELATED PARTY TRANSACTIONS  – (continued)

During the period, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Loral
– Revenue	—	100	—	—
– Operating expenses	—	—	1,210	1,330
– Interest expense	—	—	321	233
– Intangible assets	—	—	12,618	—
Red Isle
– Interest expense	—	—	2,465	3,438
SSL
– Revenue	436	476	—	—
– Satellite, property and other equipment	—	—	76,535	46,106
– Operating expenses	—	—	337	—
XTAR
– Revenue	228	253	—	—
LCGC
– Revenue	7	—	—	—
– Satellite, property and other equipment	—	—	4,568	—

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Six months ended	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Loral
– Revenue	1	100	—	—
– Operating expenses	—	—	2,494	2,653
– Interest expense	—	—	621	444
– Intangible assets	—	—	12,618	—
Red Isle
– Interest expense	—	—	4,931	6,927
SSL
– Revenue	1,040	956	—	—
– Satellite, property and other equipment	—	—	120,941	119,553
– Operating expenses	—	—	540	—
XTAR
– Revenue	463	528	—	—
LCGC
– Revenue	324	—	—	—
– Satellite, property and other equipment	—	—	4,568	—

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

13. RELATED PARTY TRANSACTIONS  – (continued)

The following balances were outstanding at the end of the period:

	Amounts owed by related parties		Amounts owed to related parties
At	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Loral
– Trade receivables/payables	—	—	15	14
– Other long-term financial assets/liabilities	2,251	2,332	25,122	24,474
Red Isle
– Other current financial liabilities	—	—	7,006	2,075
– Other long-term financial liabilities	—	—	—	—
– Senior preferred shares	—	—	141,435	141,435
SSL
– Trade receivable/payable	225	428	8,137	37
– Other current financial liabilities	—	—	966	1,003
– Other long-term financial liabilities	—	—	14,556	15,469

The amounts outstanding are unsecured and will be settled in cash. The related party transactions were made on terms equivalent to those that prevail in arm’s length transactions.

The Company has entered into contracts for the construction of Telstar 14R/Estrela do Sul 2, Nimiq 6, Anik G1 and the Canadian payload on the ViaSat-1 satellite with SSL. The total outstanding commitments at June 30, 2011 were $95 million (December 31, 2010 — $187.4 million).

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2011 were $1.3 million and $3.2 million respectively (June 30, 2010 — $3.7 million and $4.4 million respectively).

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 11.0% Senior Notes and the 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information below for the three and six months ended June 30, 2011 and the three and six months ended June 30, 2010 are presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings Inc. Telesat Holdings Inc. primarily holds investments in subsidiaries and equity. Telesat LLC, a U.S. Delaware corporation, is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the three months ended June 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	180,338	24,935	5,351	(10,204)	200,420
Operating expenses	—	—	(32,125)	(18,078)	(5,727)	10,204	(45,726)
	—	—	148,213	6,857	(376)	—	154,694
Depreciation	—	—	(35,806)	(12,907)	(84)	—	(48,797)
Amortization	—	—	(10,619)	383	(25)	—	(10,261)
Other operating gains	—	—	1	1	—	—	2
Operating income (loss)	—	—	101,789	(5,666)	(485)	—	95,638
Income (loss) from equity investments	24,231	—	(7,839)	2,689	—	(19,081)	—
Interest (expense) income	(2,466)	—	(52,939)	595	(2)	—	(54,812)
Interest and other income	—	—	144	317	11	—	472
Loss on changes in fair value of financial instruments	—	—	(29,049)	—	—	—	(29,049)
Gain (loss) on foreign exchange	—	—	16,030	(2,198)	(432)	—	13,400
Income (loss) before tax	21,765	—	28,136	(4,263)	(908)	(19,081)	25,649
Tax benefit (expense)	—	—	(3,907)	(40)	63	—	(3,884)
Net income (loss)	21,765	—	24,229	(4,303)	(845)	(19,081)	21,765

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the six months ended June 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	364,457	49,454	10,470	(21,181)	403,200
Operating expenses	—	—	(63,375)	(38,600)	(11,676)	21,181	(92,470)
	—	—	301,082	10,854	(1,206)	—	310,730
Depreciation	—	—	(72,154)	(25,861)	(168)	—	(98,183)
Amortization	—	—	(21,240)	782	(44)	—	(20,502)
Other operating losses	—	—	(501)	(239)	(6)	—	(746)
Operating income (loss)	—	—	207,187	(14,464)	(1,424)	—	191,299
Income (loss) from equity investments	141,621	—	(15,364)	(1,625)	—	(124,632)	—
Interest (expense) income	(4,931)	—	(108,255)	643	(2)	—	(112,545)
Interest and other income	—	—	465	616	83	—	1,164
Loss on changes in fair value of financial instruments	—	—	(14,575)	—	—	—	(14,575)
Gain (loss) on foreign exchange	—	—	92,624	3,472	(4,345)	—	91,751
Income (loss) before tax	136,690	—	162,082	(11,358)	(5,688)	(124,632)	157,094
Tax benefit (expense)	—	—	(20,461)	47	10	—	(20,404)
Net income (loss)	136,690	—	141,621	(11,311)	(5,678)	(124,632)	136,690

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the three months ended June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	186,730	23,933	5,901	(11,235)	205,329
Operating expenses	—	—	(38,144)	(18,138)	(5,132)	11,235	(50,179)
	—	—	148,586	5,795	769	—	155,150
Depreciation	—	—	(37,032)	(13,061)	(87)	—	(50,180)
Amortization	—	—	(11,834)	588	(46)	—	(11,292)
Other operating gains (losses)	—	—	(2)	3	—	—	1
Operating income (loss)	—	—	99,718	(6,675)	636	—	93,679
Income (loss) from equity investments	(59,602)	—	(15,626)	(22,454)	—	97,682	—
Interest (expense) income	(3,438)	—	(61,269)	109	4	—	(64,594)
Interest and other income (expenses)	—	—	(20)	332	4	—	316
Gain on changes in fair value of financial instruments	—	—	53,224	—	—	—	53,224
Gain (loss) on foreign exchange	—	—	(139,126)	(14,966)	6,194	—	(147,898)
Income (loss) before tax	(63,040)	—	(63,099)	(43,654)	6,838	97,682	(65,273)
Tax benefit (expense)	—	—	3,498	(1,049)	(216)	—	2,233
Net income (loss)	(63,040)	—	(59,601)	(44,703)	6,622	97,682	(63,040)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the six months ended June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	366,319	47,812	12,321	(21,886)	404,566
Operating expenses	—	—	(74,433)	(38,659)	(12,161)	21,886	(103,367)
	—	—	291,886	9,153	160	—	301,199
Depreciation	—	—	(73,947)	(26,093)	(176)	—	(100,216)
Amortization	—	—	(23,684)	1,311	(97)	—	(22,470)
Other operating losses	—	—	(7)	(20)	—	—	(27)
Operating income (loss)	—	—	194,248	(15,649)	(113)	—	178,486
Income (loss) from equity investments	23,763	—	(20,037)	(22,372)	—	18,646	—
Interest (expense) income	(6,927)	—	(124,296)	37	4	—	(131,182)
Interest and other income	—	—	753	670	5	—	1,428
Gain on changes in fair value of financial instruments	—	—	11,850	—	—	—	11,850
Gain (loss) on foreign exchange	—	—	(31,696)	(4,913)	2,093	—	(34,516)
Income (loss) before tax	16,836	—	30,822	(42,227)	1,989	18,646	26,066
Tax benefit (expense)	—	—	(7,058)	(2,079)	(93)	—	(9,230)
Net income (loss)	16,836	—	23,764	(44,306)	1,896	18,646	16,836

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheet
As at June 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	127,954	12,667	1,803	—	142,424
Trade and other receivables	—	—	27,944	14,364	2,594	—	44,902
Other current financial assets	—	—	122	304	6,338	—	6,764
Intercompany receivable	—	—	293,855	114,500	138,868	(547,223)	—
Prepaid expenses and other current assets	—	—	20,402	8,403	137	—	28,942
Total current assets	—	—	470,277	150,238	149,740	(547,223)	223,032
Satellites, property and other equipment	—	—	1,775,190	344,512	2,021	—	2,121,723
Other long-term financial assets	—	—	94,706	505	440	—	95,651
Other long-term assets	—	—	4,962	3,284	—	—	8,246
Deferred tax assets	—	—	51,066	178	—	—	51,244
Intangible assets	—	—	888,606	46,683	142	—	935,431
Investment in affiliates	1,802,884	—	1,224,980	1,492,775	260	(4,520,899)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,802,884	—	6,587,843	2,382,051	177,274	(5,068,122)	5,881,930
Liabilities
Trade and other payables	—	—	44,641	2,986	3,036	—	50,663
Other current financial liabilities	7,006	—	44,787	1,185	45	—	53,023
Intercompany payable	35,385	—	154,245	325,458	32,135	(547,223)	—
Other current liabilities	—	—	65,256	773	516	—	66,545
Current indebtedness	—	—	125,780	1	1	—	125,782
Total current liabilities	42,391	—	434,709	330,403	35,733	(547,223)	296,013
Long-term indebtedness	—	—	2,633,716	—	—	—	2,633,716
Deferred tax liability	—	—	483,941	(113)	—	—	483,828
Other long-term financial liabilities	—	—	343,612	9	275	—	343,896
Other long-term liabilities	—	—	349,995	13,683	306	—	363,984
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	183,826	—	4,245,973	343,982	36,314	(547,223)	4,262,872
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	304,885	—	(54,140)	200,509	36,722	(183,091)	304,885
Reserves	15,995	—	75,280	(59,036)	(196)	(16,048)	15,995
Total shareholders’ equity	1,619,058	—	2,341,870	2,038,069	140,960	(4,520,899)	1,619,058
Total liabilities and shareholders’ equity	1,802,884	—	6,587,843	2,382,051	177,274	(5,068,122)	5,881,930

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheet
As at December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	196,682	21,135	2,478	—	220,295
Trade and other receivables	—	—	28,744	13,593	1,772	—	44,109
Other current financial assets	—	—	25	346	6,573	—	6,944
Intercompany receivable	—	—	219,035	202,459	112,436	(533,930)	—
Prepaid expenses and other current assets	—	—	14,227	7,136	130	—	21,493
Total current assets	—	—	458,713	244,669	123,389	(533,930)	292,841
Satellites, property and other equipment	—	—	1,643,419	326,289	2,197	—	1,971,905
Other long-term financial assets	—	—	77,503	502	626	—	78,631
Other long-term assets	—	—	7,907	4,120	—	—	12,027
Deferred tax assets	—	—	67,172	175	—	—	67,347
Intangible assets	—	—	909,845	35,617	186	—	945,648
Investment in affiliates	1,658,699	—	1,302,656	1,484,593	259	(4,446,207)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,658,699	—	6,545,271	2,439,841	151,328	(4,980,137)	5,815,002
Liabilities
Trade and other payables	—		31,667	15,164	3,143	—	49,974
Intercompany payable	35,385	—	124,484	374,061	—	(533,930)	—
Other current financial liabilities	2,075	—	57,886	1,233	164	—	61,358
Current tax liabilities	—	—	—	—	—	—	—
Other current liabilities	—	—	61,643	301	701	—	62,645
Current indebtedness	—	—	96,847	1	—	—	96,848
Total current liabilities	37,460	—	372,527	390,760	4,008	(533,930)	270,825
Long-term indebtedness	—	—	2,771,802	—	—	—	2,771,802
Deferred tax liabilities	—	—	482,099	(1,827)	650	—	480,922
Other long-term financial liabilities	—	—	308,070	—	283	—	308,353
Other long-term liabilities	—	—	348,873	12,750	238	—	361,861
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	178,895	—	4,283,371	401,683	5,179	(533,930)	4,335,198
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	168,195	—	(133,138)	205,950	38,204	(111,016)	168,195
Reserves	13,431	—	74,308	(64,388)	3,511	(13,431)	13,431
Total shareholders’ equity	1,479,804	—	2,261,900	2,038,158	146,149	(4,446,207)	1,479,804
Total liabilities and shareholders’ equity	1,658,699	—	6,545,271	2,439,841	151,328	(4,980,137)	5,815,002

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flows
For the six months ended June 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	136,690	—	141,621	(11,311)	(5,678)	(124,632)	136,690
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	93,394	25,079	212	—	118,685
Deferred tax expense	—	—	19,036	(130)	(100)	—	18,806
Unrealized foreign exchange (gain) loss	—	—	(102,010)	(4,237)	4,044	—	(102,203)
Unrealized loss on derivatives	—	—	22,999	—	—	—	22,999
Dividends on senior preferred shares	4,931	—	—	—	—	—	4,931
Share-based compensation	—	—	1,036	192	99	—	1,327
(Income) loss from equity investments	(141,621)	—	15,364	1,625	—	124,632	—
Loss on disposal of assets	—	—	501	239	6	—	746
Other	—	—	(14,194)	(1,077)	60	—	(15,211)
Customer prepayments on future satellite services	—	—	16,906	2,500	—	—	19,406
Insurance proceeds	—	—	5,943	—	—	—	5,943
Operating assets and liabilities	—	—	5,718	(19,893)	783	—	(13,392)
	—	—	206,314	(7,013)	(574)	—	198,727
Cash flows from (used in) investing activities
Satellite programs	—	—	(187,364)	(44,272)	—	—	(231,636)
Purchases of other property and equipment	—	—	(8,708)	(530)	(47)	—	(9,285)
Purchase of intangible	—	—	—	(12,618)	—		(12,618)
Proceeds from sale of assets	—	—	104	—	—	—	104
Business acquisitions	—	—	(9,264)	9,264	—	—	—
Dividends received	—	—	7,531	—	—	(7,531)	—
	—	—	(197,701)	(48,156)	(47)	(7,531)	(253,435)
Cash flows from (used in) financing activities
Repayment of indebtedness	—	—	(19,240)	—	—	—	(19,240)
Satellite performance incentive payments	—	—	(2,956)	—	—	—	(2,956)
Intercompany loan	—	—	(55,145)	55,145	—	—	—
Dividends paid	—	—	—	(7,531)	—	7,531	—
	—	—	(77,341)	47,614	—	7,531	(22,196)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(913)	(54)	—	(967)
Decrease in cash and cash equivalents	—	—	(68,728)	(8,468)	(675)	—	(77,871)
Cash and cash equivalents, beginning of period	—	—	196,682	21,135	2,478	—	220,295
Cash and cash equivalents, end of period	—	—	127,954	12,667	1,803	—	142,424

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flows
For the six months ended June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	16,836	—	23,764	(44,306)	1,896	18,646	16,836
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	97,631	24,782	273	—	122,686
Deferred tax expense	—	—	7,099	103	43	—	7,245
Unrealized foreign exchange (gain) loss	—	—	28,381	4,634	(2,083)	—	30,932
Unrealized gain on derivatives	—	—	(10,135)	—	—	—	(10,135)
Dividends on senior preferred shares	6,927	—	—	—	—	—	6,927
Share-based compensation	—	—	1,845	318	171	—	2,334
(Income) loss from equity investments	(23,763)	—	20,037	22,372	—	(18,646)	—
Loss on disposal of assets	—	—	7	20	—	—	27
Other	—	—	(10,178)	(2,595)	—	—	(12,773)
Customer prepayments on future satellite services	—	—	13,056	—	—	—	13,056
Operating assets and liabilities	20	—	(29,714)	7,226	(1,056)	—	(23,524)
	20	—	141,793	12,554	(756)	—	153,611
Cash flows from (used in) investing activities
Satellite programs	—	—	(96,345)	—	—	—	(96,345)
Purchase of other property and equipment	—	—	(3,084)	(561)	(86)	—	(3,731)
Proceeds from sale of assets	—	—	5,976	—	—	—	5,976
	—	—	(93,453)	(561)	(86)	—	(94,100)
Cash flows from (used in) financing activities
Repayment of indebtedness	—	—	(14,983)	—	—	—	(14,983)
Dividends paid on preferred shares	(20)	—	—	—	—	—	(20)
Satellite performance incentive payments	—	—	(2,868)	—	—	—	(2,868)
	(20)	—	(17,851)	—	—	—	(17,871)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	183	149	—	332
Increase (decrease) in cash and cash equivalents	—	—	30,489	12,176	(693)	—	41,972
Cash and cash equivalents, beginning of period	—	—	137,623	14,232	2,334	—	154,189
Cash and cash equivalents, end of period	—	—	168,112	26,408	1,641	—	196,161

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On June 30, 2011, the Bloomberg exchange rate was CAD$1 = USD$1.0380. The average exchange rate for the three months ended June 30, 2011 was CAD$1 = USD$1.0402.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Telesat adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date on which IFRS was applied was January 1, 2010. As a result, the 2010 comparative figures are also prepared in accordance with IAS 34 and may differ from what was reported in the Quarterly Report for the same period in 2010. Refer to note 5 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011, filed with the SEC on the Company’s Form 6-K dated May 5, 2011, for additional details on the differences between Canadian GAAP and IFRS. Furthermore, IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission (“SEC”) adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) without reconciliation to United States GAAP in their filings with the SEC. As a result, we are not presenting a reconciliation to United States GAAP in this Quarterly Report.

The information contained in this MD&A takes into account information available up to August 4, 2011, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 including statements about the possibility of our entering into recapitalization transactions or other strategic alternatives, about the expected commercial life of Telstar 14R/Estrela do Sul 2 and the amount of customer services that it may support, and about any potential insurance recovery for that satellite. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made the incremental costs to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At June 30, 2011, we provided satellite services to customers from our fleet of 12 in-orbit satellites. The Telstar 14R/Estrela do Sul 2 satellite was launched in May 2011 and we began transitioning customers in early July 2011. We also have two satellites under construction: Nimiq 6, which we anticipate will be launched in the first half of 2012, and Anik G1, which we anticipate will be launched in the second half of 2012. In addition, in early April 2011, we completed our acquisition of Loral’s rights to the Canadian payload on the ViaSat-1 satellite, which we anticipate will be launched later in 2011.

Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States, Brazil and the Kingdom of Tonga, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenues are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for “cost plus” contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be a significant expense as a result of the debt facilities entered into on October 31, 2007. Foreign exchange gains (losses) incurred on the translation of the U.S. dollar denominated debt and the gains (losses) on financial instruments resulting from variations in the fair value of the cross-currency basis swap, interest rate swaps and the prepayment options on the Senior Notes and Senior Subordinated Notes, remain significant components of our net income.

Another significant operating expense is the straight-line depreciation of the cost of each of our satellites over their useful lives.

RECENT DEVELOPMENTS

ViaSat-1

On April 11, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) acquired from Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, which is being built by Space Systems/Loral, Inc., and all related agreements. On closing of the transaction, Telesat paid Loral US$13 million and reimbursed Loral approximately US$48.2 million of net costs incurred through completion of the sale. In connection with the sale, Telesat assumed Loral’s 15-year revenue contract with Xplornet for ViaSat 1.

Anik F1 Partial Settlement

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received partial amounts from its insurers in settlement of that claim in 2010 and before. Telesat Canada continued to seek recovery and reached an agreement on a further partial settlement in the amount of US$5 million in the second quarter of 2011.

Telstar 14R/Estrela do Sul 2

The Company determined that following the launch of the Telstar 14R/Estrela do Sul 2 satellite, the satellite’s north solar array failed to fully deploy. The north solar array anomaly diminishes the amount of power available for the satellite’s transponders and reduces the life expectancy of the satellite. However, it is expected that the satellite will, at a minimum, support all of the existing services to customers formerly provided by Telstar 14/Estrela do Sul, the satellite it replaces at 63 degrees West Longitude.

As a result of the north solar array anomaly, during the second quarter of 2011, the Company carried out an impairment test based on the present value of the future cash flows expected to be generated by Telstar 14R/Estrela do Sul 2. Based on preliminary information and management’s best estimates and assumptions, there was no impairment in Telstar 14R/Estrela do Sul 2 and as a result no adjustment to the carrying value of the asset was required during the second quarter.

The Company has launch and in-orbit insurance policies that provide coverage to it for a total, constructive total or partial loss of Telstar 14R/Estrela do Sul 2. The majority of the insurance policies cover losses arising from an occurrence within the first year of launch. When the Company determined that the north solar array failed to fully deploy, it promptly filed a notice of loss with its insurers. Telesat is currently assessing the extent of the loss that would be covered by the terms and condition of its insurance policies, and expects to obtain additional information once the satellite has been in service for a longer period of time. Additional information, including data on fuel consumption, could have a significant impact on the life expectancy of the satellite, or the amount of power available for the satellite’s transponders. Telesat expects that it will not be able to confirm the extent of the loss until the end of the third quarter of 2011. Consequently, Telesat expects to file a claim under its policies during the fourth quarter of 2011. There can be no assurance as to the amount of any insurance proceeds, or that any insurance proceeds will be received in a timely manner or at all.

Other

In 2010, Telesat initiated a process to explore an initial public offering of Telesat's shares or other strategic alternatives that may arise. Among other initiatives and following expressions of interest from third parties, potential purchasers were invited to participate in a process to explore a potential acquisition of all or a portion of our shareholders' interests in Telesat. The process resulted in several acquisition offers; however, none of these offers was accepted and, as a result, discussions with the potential purchasers were terminated. Telesat is continuing to explore additional alternatives, including potential recapitalization transactions. There can be no assurance that any such alternative or transaction will occur.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise have allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to grow our revenue and cash flows. The growth is expected to come from the Canadian payload on ViaSat-1 satellite expected to be launched later in 2011, our Nimiq 6 satellite, which is expected to be launched in the first half of 2012, our Anik G1 satellite, which we anticipate will be launched in the second half of 2012, and the sale of available capacity on our existing in-orbit satellites.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to substantial revenue commitments prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we can increase revenue without proportional increases in operating expenses, allowing for profit margin expansion. The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, is expected to produce growth in operating income and cash flow.

For the remainder of 2011, we remain focused on: increasing utilization on our existing satellites, constructing and launching the satellites we are currently procuring, securing additional customer requirements to support the procurement of additional satellites, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the acquisition of the Canadian payload on ViaSat 1, the construction of Nimiq 6 and Anik G1 in progress and anticipated launches of these satellites in 2011 and 2012, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the quarter was $22 million compared to a net loss of $63 million for the quarter ended June 30, 2010. The higher net income is mainly due to lower operating expenses of approximately $4 million, lower interest expense of approximately $10 million and higher gain on foreign exchange of about $161 million. Our debt is primarily denominated in U.S. dollars and therefore we are directly impacted by movements in foreign exchange rates. At the end of the second quarter of 2011, the Canadian dollar had strengthened against the U.S. dollar, creating a foreign exchange gain. The opposite phenomenon occurred in the second quarter of 2010, when the Canadian dollar had weakened against the U.S. dollar, creating a loss. The positive variances in the 2011 period were partially offset by a decrease in revenue of approximately $5 million mainly due to foreign exchange, an increase in tax expense of $6 million, as well as an unfavorable change in fair value of financial instruments by approximately $82 million. More detailed explanations of these variances are set out below.

Below are the foreign exchange rates impacting our financial statements this quarter:

	Q1, 2011	Q2, 2011	Q2 YTD, 2011	June 30, 2011
CDN to USD spot rate				$1.0380
CDN to USD average rates	$1.0099	$1.0402	$1.0248

	Q1, 2010	Q2, 2010	Q2 YTD, 2010	December 31, 2010
CDN to USD spot rate				$1.0020
CDN to USD average rates	$0.9448	$0.9747	$0.9595

Revenue

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Broadcast	111	116	(4%)	224	229	(2%)
Enterprise	81	81	—	162	162	—
Consulting and other	8	8	—	17	14	21%
Total revenue	200	205	(2%)	403	405	—%

Total revenue for the second quarter of 2011 was $200 million, a decrease of $5 million from the $205 million earned in the second quarter of 2010, primarily as a result of a weaker average U.S. dollar in 2011 and its effect on the conversion of our U.S. dollar denominated revenue into Canadian dollars. Revenue for the six month period ended June 30, 2011 was $403 million, $2 million lower than the same period last year also as a result of the weaker average U.S. dollar.

Revenues from Broadcast services decreased by $5 million in the three and six months ended June 30, 2011, as compared to the three and six months ended June 30, 2010. The decrease was mainly due to the impact of the weaker average U.S. dollar, as well as a one time settlement payment received from a terminated customer in the second quarter of fiscal 2010. The decrease was offset primarily by increased revenue from our North American DTH business.

Revenues from Enterprise services have remained consistent in the first two quarters of 2011 as compared to the first two quarters of 2010. The negative impact of the weaker average U.S dollar, as well as a significant termination settlement received in the second quarter of fiscal 2010, have been offset by growth in our space capacity services revenue.

Consulting revenue remained stable in the second quarter of 2011 as compared to the second quarter of 2010. The $3 million revenue increase for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 was primarily the result of new consulting contracts and an early termination charge paid by one of our customers.

Expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Depreciation	49	50	(2%)	98	100	(2%)
Amortization	10	11	(9%)	21	22	(5%)
Operating expenses	46	50	(8%)	92	103	(11%)
	105	111	(5%)	211	225	(6%)

Depreciation and Amortization

Depreciation of satellite, property and equipment decreased by $1 million for the three months ended June 30, 2011 from the $50 million for the three months ended June 30, 2010 and decreased $2 million for the six month period ended June 30, 2011 compared to the same period in prior year. The decrease was primarily due to the sale of our headquarters building in December 2010.

Amortization of intangibles decreased by $1 million for the three months ended June 30, 2011 from the $11 million for the three months ended June 30, 2010 and also decreased $1 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. The decrease was primarily due to the write off in early 2010 of intangible assets related to revenue backlog and customer relationship intangibles and the ensuing lower monthly amortization.

Operating Expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Compensation and employee benefits	15	16	(6%)	31	34	(9%)
Other operating expenses	27	30	(10%)	54	63	(14%)
Cost of sales	4	4	0%	7	6	17%
Total operating expenses	46	50	(8%)	92	103	(11%)

Operating expenses consist of compensation and employee benefits, cost of sales as well as other operating expenses such as marketing, general and administration expenses. Operating expenses for the second quarter decreased by $4 million, to $46 million, year over year. Operating expenses decreased by $11 million for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010.

Compensation and other operating expenses showed an overall decrease of $4 million for the second quarter, year over year and a decrease of $12 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 primarily due to cost reductions related to ongoing efficiencies gained from prior restructuring activities. In the second quarter of 2011, the Company recognized a higher investment tax credit compared to the second quarter 2010, lower insurance cost and higher capitalized engineering cost. For the first six months ended June 30, 2011, operating expenses were also lower than the same period last year due to the factors explained above in addition to the reduction of capital taxes and the optimization of our inventory. Finally, operating expenses were also positively impacted by the weaker average U.S. dollar on the conversion of our U.S. denominated expenses into Canadian dollars.

Cost of sales remained stable in the second quarter of 2011 as compared to the second quarter of 2010 and increased by $1 million for the six months ended June 30, 2011 when compared to the six months ended June 30, 2010. The increase in cost of sales was primarily related to slightly higher equipment sales activities.

Interest Expense

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Debt service costs	61	63	(3%)	123	125	(2%)
Interest on senior preferred shares	3	4	(25%)	5	7	(29%)
Interest expense on performance incentive payments	1	1	0%	2	3	(33%)
Capitalized interest	(10)	(3)	233%	(17)	(4)	325%
Interest expense	55	65	(15%)	113	131	(14%)

Interest expense includes interest on our debt, interest on the senior preferred shares and interest on the performance incentive payments net of capitalized interest on our satellites under construction.

Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $2 million for the second quarter of 2011 compared to the second quarter of 2010 and decreased by $2 million year to date, primarily due to the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated interest expense into Canadian dollars.

Interest on senior preferred shares decreased by $1 million in the second quarter of 2011 as compared to the second quarter of 2010 and decreased by $2 million for the six months ended June 30, 2011 compared to the same period in prior year due to a decrease in the dividend rate from 8.5% to 7% beginning in July 2010.

Capitalized interest increased by $7 million in the second quarter of 2011 as compared to the second quarter of 2010 and increased by $13 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 due to the progression of our satellite construction programs for Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1.

Foreign Exchange and Derivatives

	Three Months Ended June 30,		Six Months Ended June 30,
(in CAD$ millions except percentages)	2011	2010	2011	2010
(Loss) gain on change in fair value of financial instruments	(29)	53	(15)	12
Foreign exchange gain (loss)	13	(148)	92	(35)

The $29 million loss on changes in fair value of financial instruments in the second quarter of 2011 reflects the fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, and prepayment options on our Senior Notes and Senior Subordinated Notes. This represented a net decrease of $82 million from the second quarter of 2010 to the second quarter of 2011. The negative variation is mainly related to the cross currency swap fair value change. In the second quarter of 2011, a loss of $8 million was recorded compared to a gain of $56 million in the second quarter of 2010. The loss was mainly due to the variation in foreign exchange rates. The negative variation on the change in fair value of financial instruments was also due to a loss of $18 million on the fair value of the prepayment options compared to a gain of $9 million in the same quarter of 2010. The loss was mainly due to higher credit spreads on the Telesat Senior and Senior Subordinated Notes and an increase in the USD swap rate curves in the second quarter of 2011 compared to the same period in 2010. The remaining variance is related to changes in fair value of interest rate swaps.

For the six months ended June 30, 2011, the loss on changes in fair value of financial instruments amounted to $15 million compared to a gain of $12 million for the six month ended June 30, 2010 resulting in a variation of $27 million. The negative variation is mainly related to the cross currency swap fair value change. In the six months ended June 30, 2011, a loss of $20 million was recorded compared to a gain of $12 million for the six months ended June 30, 2010. The higher loss was mainly due to the variation in foreign exchange rates. In addition the variation was impacted by changes in the prepayment options due to lower credit spreads on the Telesat Senior Notes and Senior Subordinated Notes compared to the same period in 2010.

The foreign exchange gain for the three months ended June 30, 2011 was $13 million compared to a loss of $148 million in the second quarter of 2010 resulting in a total variation of $161 million. The second quarter gain was mainly the result of a stronger Canadian to U.S. dollar spot rate at June 30, 2011 ($1.0380) compared to the spot rate at March 31, 2011 ($1.0303) and the resulting favorable impact on our U.S. dollar denominated debt. The second quarter loss for the three months ended June 30, 2010 was mainly the result of a weaker Canadian to U.S dollar spot rate as at June 30, 210, compared to March 31, 2010, and the resulting unfavorable impact on the U.S. dollar denominated debt.

The foreign exchange gain for the six months ended June 30, 2011 was $92 million compared to a foreign exchange loss of $35 million for the six months ended June 30, 2010 resulting in a total variation of $127 millions. The gain for the six months ended June 30, 2011 was mainly the result of a stronger Canadian to U.S. dollar spot rate as at June 30, 2011 compared to the spot rate at the end of 2010 and the resulting impact on the U.S. dollar denominated debt. At June 30, 2010, the foreign exchange impact resulted in a loss as the Canadian dollar had weakened against the U.S. dollar when compared against the exchange rate at the end of the previous fiscal year.

Income Taxes

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Current income tax expense (benefit)	1	1	0%	2	2	0%
Deferred income tax expense (benefit)	3	(3)	—	18	7	157%
Total income tax expense (benefit)	4	(2)	—	20	9	122%

The income tax expense for the three months ended June 30, 2011 was $6 million higher than the same period in 2010 due to net income before tax compared to a net loss before tax. The income tax expense for the six months ended June 30, 2011 was $20 million compared to $9 million for the same period in 2010. The increase of tax expense is related to higher net income before tax for the six month ended June 30, 2011 compared to the six months ended June 30, 2010.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely, Nimiq 6, Anik G1 and the Canadian payload on ViaSat-1. As of June 30, 2011, our contracted backlog was approximately $5.4 billion. This amount includes approximately $387 million of customer prepayments that we have already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our backlog to be recognized as follows:

(in CAD$ millions)	Remaining 2011	2012	2013	2014	2015 and thereafter
Backlog	295	550	542	506	3,523

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2011, we had $142 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility (as defined below). We believe that cash and short-term investments as at June 30, 2011, cash flow from operating activities, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt, as well as planned capital expenditures.

Cash Flows From Operating Activities

Cash generated from operating activities for the six months ended June 30, 2011 was $199 million, a $45 million increase over the same period in 2010. Sources of cash were primarily driven by improved positive cash flow from operations, larger customer prepayments for future satellite services and insurance proceeds relating to our Anik F1 satellite.

Cash Flows Used in Investing Activities

Cash used in investing activities for the six months ended June 30, 2011 was $253 million. This consisted of cash outflows related to capital expenditures of $232 million for the construction of the Telstar 14R/Estrela do Sul 2, Anik G1 and Nimiq 6 satellites, the Canadian payload on the ViaSat-1 satellite and $9 million on other capital expenditures. We will continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of our satellite fleet. Cash used in investing activities for the six months ended June 30, 2010 was $94 million primarily for the earlier construction stage of the Telstar 14R/Estrela do Sul 2 and Nimiq 6 satellites, offset by proceeds of $6 million relating to the termination of the leasehold interest in Telstar 10.

Cash Flows Used in Financing Activities

Cash used in financing activities for the six months ended June 30, 2011 was $22 million and related primarily to $19 million in scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below), as well as satellite performance incentive payments of $3 million. Cash used in financing activities for the six months ended June 30, 2010 was $18 million and related primarily to $15 million in scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility, as well as satellite performance incentive payments of $3 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Nimiq 6 and Anik G1, the acquisition of the Canadian payload on ViaSat 1, as well as any other satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that Credit Facility. Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

The Credit Facility

The Credit Facility is secured by substantially all of our assets. Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates. Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally ¼ of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i — Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012. Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid. The Revolving Facility currently has an unused commitment fee of 25 basis points that is subject to adjustment based upon a leverage pricing grid. As of June 30, 2011, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012. As of June 30, 2011, $160 million of the facility was outstanding, which represents the full amount available following the mandatory repayments. The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The required repayments on the Canadian Term Loan Facility are $80 million for the remainder of 2011.

iii — U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a US$1.9 billion (or, in Canadian dollars at historical rate, $2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014. The U.S. Term Loan Facility is made up of two facilities, a US$1.8 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility. As of June 30, 2011, the amounts outstanding, which represent the full amounts available under these facilities were US$1.7 billion ($1.6 billion) and US$145.5 million ($140.2 million) respectively following the mandatory repayments. The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

The U.S. Term Loan II Facility was a 12 month delayed draw facility for satellite capital expenditures and had an unused commitment fee of ½ the applicable margin which was 150 basis points. The facility was fully drawn at the end of the second quarter of 2011.

In order to hedge our currency risk over the life of the loans, we entered into a cross-currency basis swap to synthetically convert US$1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. As of June 30, 2011, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of US$692.8 million, bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of US$217.2 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of June 30, 2011, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes. Our estimated interest expense for the remainder of 2011 is approximately $126 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At June 30, 2011, we had outstanding foreign exchange forward contracts which require us to pay $45.7 million to receive US$45.0 million. The fair value of these derivative contracts was a liability of $2.2 million as of June 30, 2011. These forward contracts are due between July 29, 2011 and October 31, 2011.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert US$1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of June 30, 2011, the fair value of this derivative contract was a liability of $226.6 million. Any non-cash loss will remain unrealized until this contract is settled. The contract is due October 31, 2014.

At June 30, 2011, the Company had a series of five interest rate swaps to fix interest on U.S. $500 million of U.S. dollar denominated debt and $930 million of Canadian dollar denominated debt at weighted average fixed rates of 3.99% and 3.28% respectively. As of June 30, 2011, the fair value of these derivative contracts was a liability of $43.5 million. These contracts mature on various dates between October 31, 2011 and October 31, 2014.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes. At June 30, 2011, the fair value of these embedded derivatives was an asset of $89.5 million (December 31, 2010  — $72.4 million). The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as gain (loss) on financial instruments and are non-cash. The prepayment options on the Senior Notes and Senior Subordinated Notes will expire on their respective maturity dates of November 1, 2015 and November 1, 2017.

Capital Expenditures

We have entered into contracts for construction and launch of the Nimiq 6 satellite and the Anik G1 satellite. The outstanding commitments as of June 30, 2011 on these contracts are approximately $232 million. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

We have also acquired the Canadian payload on ViaSat-1 for total consideration of $48 million in April 2011. In connection with that agreement, we have entered into future commitments of $13 million for capital expenditures.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at June 30, 2011 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 45% of our revenue for the six months ended June 30, 2011, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. For the second quarter of 2011, as a result of the strengthening Canadian dollar, we recorded foreign exchange gains of approximately $13 million, prior to any impact of hedging instruments. For the second quarter of 2010, we recorded a loss of $148 million, as the Canadian dollar weakened against the U.S. dollar.

As at June 30, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net earnings by approximately $147 million and increased (decreased) other comprehensive income by approximately $1 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that are related to prepayment options contained in our Senior Notes and Senior Subordinated Notes.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods. As required under IFRS, the fair values also include an adjustment related to the counterparty credit risk.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at June 30, 2011, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)

(CAD millions, beginning of period)	Q3-2011	2012	2013	2014	2015	Thereafter	Fair Value June 30, 2011
Long-term debt (USD denominated):
US Term Loans	1,771.8	1,762.6	1,744.3	1,726.0	—	—
Senior and Senior Subordinated Notes	876.7	876.7	876.7	876.7	876.7	209.3
Foreign exchange exposure	2,648.5	2,639.3	2,621.0	2,602.7	876.7	209.3
Foreign exchange derivatives:
Cross-currency basis swap	(979.9)	(974.8)	(964.6)	(954.4)	—	—	(226.6)
Net foreign exchange exposure	1,668.6	1,664.5	1,656.4	1,648.3	876.7	209.3

Interest Rate Exposure

(CAD millions, beginning of period)	Q3-2011	2012	2013	2014	2015	Thereafter	Fair Value June 30, 2011
Long-term debt exposed to variable interest rate*:
CAD denominated (CDOR + spread)	1,341.4	1,255.3	1,163.1	1,150.9	—	—
USD denominated (Libor + spread)	791.9	777.6	749.1	720.6	—	—
Interest rate exposure	2,133.3	2,032.9	1,912.2	1,871.5	—	—
Interest rate derivatives:
Variable to fixed (CAD notional)	(930.0)	(930.0)	(930.0)	(930.0)	—	—	(36.7)
Weighted average fixed rate (before spread)	3.28%	3.28%	3.28%	3.28%	—	—
Variable to fixed (USD notional)	(481.7)	—	—	—	—	—	(6.8)
Weighted average fixed rate (before spread)	3.99%	—	—	—	—	—
Total interest rate exposure mitigated	(1,411.7)	(930.0)	(930.0)	(930.0)	—	—
Net interest rate exposure	721.6	1,102.9	982.2	941.5	—	—

*	Net of impact of cross-currency basis swap

In addition, we also entered into the following foreign exchange forward contracts in order to mitigate some exposure on future U.S. dollar denominated cash flows relating to capital expenditures and interest payments.

Forward Foreign Exchange Contracts (Anticipated Transactions)

	Q3-2011	2012	2013	2014	2015	Total	Fair Value (CAD)
(Receive USD/Pay CAD)
Contract amount (USD millions)	45.0	—	—	—	—	45.0	(2.2)
Average contractual exchange rate	1.0160	—	—	—	—	1.0160

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Our Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral in mezzanine securities. Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) operating cash flows determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of income before income taxes, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Twelve Months Ended June 30, 2011	Year Ended December 31, 2010
		Note 2
(in CAD $ millions)
Earnings before income taxes	405.1	274.1
Less: impact of unrestricted subsidiary	0.7	0.4
Consolidated earnings for Covenant Purposes	405.8	274.5
Plus:
Interest expense (note 1)	233.2	251.3
Depreciation expense (note 1)	199.1	201.0
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to ASC 805	43.3	44.6
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	29.5	11.2
Other	14.4	18.0
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	—	—
Currency translation losses (gain)	(282.4)	(164.0)
Other	(8.4)	(9.3)
Consolidated EBITDA for Covenant Purposes	634.5	627.3

Note 1:  Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.

Note 2:  We have adjusted the 2010 comparative numbers to reflect the IFRS adjustments recorded as well as the impact of retrospectively recognizing the fair value of prepayment options on our outstanding notes. Please refer to note 18 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC).

Consolidated Total Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	As at June 30, 2011	As at December 31, 2010
		Note 1
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,693.6	1,702.4
U.S. Term Loan II (USD$)	145.5	146.2
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,749.1	2,758.6
Foreign exchange adjustment	(100.6)	(5.5)
Subtotal (CAD$)	2,648.5	2,753.1
Debt issuance costs	(55.6)	(61.6)
Prepayment options on Notes (Embedded Derivatives)	6.6	7.2
CAD denominated debt
Canadian Term Loan	160.0	170.0
Debt financing	2,759.5	2,868.7

(in CAD $ millions)
Debt financing	2,759.5	2,868.7
Adjustments for Covenant Purposes:
Debt issuance costs	55.6	61.6
Cross currency basis swap adjustment	201.5	167.1
Other	0.2	0.2
Cash (adjusted for unrestricted subsidiaries)	(141.9)	(219.0)
Consolidated Total Debt for Covenant Purposes	2,874.9	2,878.6

Note 1:  We have adjusted the 2010 comparative numbers to reflect the IFRS adjustments recorded as well as the impact of retrospectively recognizing the fair value of prepayment options on our outstanding notes. Please refer to note 18 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC).

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

	Twelve Months Ended June 30, 2011	Year Ended December 31, 2010
		Note 1
(in CAD $ millions)
Interest expense	237.9	256.6
Adjustment for Covenant Purposes:
Capitalized interest	27.8	14.6
Dividends on preferred shares	(10.3)	(12.3)
Amortization of financing costs	(13.8)	(13.5)
Cash interest income	(2.0)	(1.9)
Other	(0.3)	(0.3)
Interest on satellite performance incentive payments	(4.7)	(5.0)
Interest expense for Covenant Purposes	234.6	238.2

Note 1:  We have adjusted the 2010 comparative numbers as compared to our 2010 quarter filing to reflect the IFRS adjustments recorded as well as the impact of retrospectively recognizing the fair value of prepayment options on our outstanding notes. Please refer to note 18 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC).

As of June 30, 2011, Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 4.53:1, which was less than the maximum test ratio of 6.5:1. The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.70:1, which was greater than the minimum test ratio of 1.65:1.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from estimates. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites and income taxes. For more details on these estimates please refer to note 4 to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011.

Accounting Standards

Changes in Accounting Policies

We have prepared the unaudited condensed consolidated interim financial statements in accordance with IFRS 1 and IAS 34. For changes in accounting policies since our December 31, 2010 audited consolidated financial statements, please refer to Note 5 to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011.

International Financial Reporting Standards

We adopted IFRS, with a transition date of January 1, 2010. This is our second interim report presented in accordance with IFRS 1 and IAS 34. While the adoption of IFRS did not significantly change the cash flows generated by the Company, it resulted in significant differences in certain matters of recognition, measurement and disclosure in the reported financial position and results of operations of the Company. Refer to note 3 and note 5 to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 and to note 4 of the Financial Statements.

Recent IFRS Accounting Pronouncements

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011.

On May 12, 2011, the IASB issued its improvements of the accounting requirement for off balance sheet activities and joint arrangements by issuing IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”) and IFRS 12 Disclosure of Interest in Other Entities (“IFRS 12”). IFRS 11 replaces IAS 31, Interest in Joint Ventures and SIC 13, Jointly Controlled Entities, Non-monetary Contributions by Venturers. IFRS 10 includes a new definition of control to determine whether an entity should be included within the consolidated financial statements. IFRS 11 describes the accounting for joint arrangements and IFRS 12 includes disclosure requirements for subsidiaries, joint arrangement, associates and structured entities. The revised standards are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted so long as all the standards are also early applied. The Company does not expect any impact but is still evaluating the revised standards.

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since that report was filed. However, in that report we describe a dispute between Telesat Canada and certain of its insurance underwriters relating to a claim made by Telesat Canada for losses suffered as a result of a power loss on the Anik F1 satellite. The amount in dispute in that proceeding at the end of the first quarter of 2011 was approximately US $11 million. During the second quarter of 2011, Telesat reached a settlement with certain of those insurance underwriters and received payment of approximately US $5 million in July 2011. The amount in dispute with the remaining insurance underwriters is approximately US $6 million. The matter remains scheduled for hearing in September 2011.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC. There have been no material changes to those risk factors since that report was filed.

However, in that Annual Report under “Risks Related to Our Business” we identify one such risk as “Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts”. Following the launch of our Telstar 14R/Estrela do Sul 2 satellite in May 2011, the satellite’s north solar array failed to fully deploy. The south solar array has deployed successfully and is providing power to the spacecraft, which is stable and is otherwise operating as expected. At this time, information about the anomaly’s impact on the satellite is limited given the satellite’s short time in orbit and Space Systems/Loral, the satellite’s manufacturer, is continuing to analyze data from the satellite to better understand the situation. Based upon the limited information available to date, the satellite is expected, at a minimum, to support all of the existing services to customers formerly provided by Telstar 14/Estrela do Sul, the satellite it replaces at 63 degrees West. We expect to obtain additional information once the satellite has been in orbit for a longer period of time. In the event current estimates are inaccurate, should we suffer a further anomaly affecting power or should further complications arise from the north solar array failure including if this array were to become unstable, the expected life of the satellite may be adversely affected and/or we may not be able to maintain continuity of service for our existing Telstar 14 customers either of which would adversely affect our financial performance.

In addition, in July 2011 we experienced separate failures of two transponder power supplies on our Telstar 12 satellite which resulted in the loss of 4 transponders. We were successful in restoring services for affected customers on alternate transponders on Telstar 12. If we experience another such failure or other anomaly which results in transponder failure we may not be able to provide alternate capacity to our existing customers which would adversely affect our financial performance.

In addition, in that Annual Report under “Risks Related to Our Business” we identify another such risk as “Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all”. As mentioned above, following the launch of our Telstar 14R/Estrela do Sul 2 satellite in May 2011, the satellite’s north solar array failed to fully deploy. The Telstar 14R/Estrela do Sul 2 satellite is fully insured, and we are currently assessing the extent of the loss that would be covered under the terms and conditions of our insurance policies. We expect to obtain additional information once the satellite has been in orbit for a longer period of time and expect to be in a position to submit a claim with respect to Telstar 14R/Estrela do Sul 2 to that satellite’s insurance underwriters during the fourth quarter of 2011. There can be no assurance that such insurance claim will be paid on a timely basis or at all by the insurance underwriters. The failure to obtain insurance proceeds would adversely affect our liquidity, cash flows and could result in costly litigation with our insurance underwriters.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

Not applicable.